

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

John M. Franck II
Vice President — Legal and Corporate Secretary
HCA Healthcare, Inc.
One Park Plaza
Nashville, Tennessee 37203

  Re: HCA Healthcare, Inc.
    Registration Statement on Form S-4
    Filed May 31, 2023
    File No. 333-272298

Dear John M. Franck II:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Benjamin Richie at 202-551-7857 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: David Lopez